SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.     )
                                            ------

                                  DCI USA, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   368075 10 7
                                 (CUSIP NUMBER)

                                 Jonathan Rigbi c/o DCI USA, Inc.
                                  8 Bond Street
                             Great Neck, N.Y. 11021
                                 (212) 994-9594

                                 With a copy to:

                             Vincent J. McGill, Esq.
                             Eaton & Van Winkle LLP
                             3 Park Ave, 16th Floor
                              New York, N.Y. 10016
                                 (212) 561-3604
            --------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 29, 2006
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



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

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 368075 10 7


      1.    Name of Reporting Person;

            I.R.S. Identification No. of Above Person (Entities Only)

            Jonathan Rigbi

      2.    Check the Appropriate Box if a Member of a Group

            (a) |_|
            (b) |_|

      3.    SEC Use Only

      4.    Source of Funds: PF

      5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e) ........|_|

      6. Citizenship or Place of Organization: State of Israel (U.S. Permanent Resident)

Number of                  7.       Sole Voting Power: 6,000,000 (12.7%)
Shares
Beneficially               8.       Shared Voting Power: 0
Owned By
Each Reporting             9.       Sole Dispositive Power: 6,000,000 (12.7%)
Person With                10.      Shared Dispositive Power: 0

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
            6,000,000 Shares

      12.   Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See
            Instructions) .........|_|

      13.   Percent of Class Represented by Amount In Row 11: 12.7%

      14.   Type of Reporting Person: IN


                                     Page 2 of 5 Pages

Item 1. Security and Issuer

Security: Common Stock, par value $.001 per share (the "Common Stock")
          (CUSIP No. 368075 10 7)

Issuer:   DCI USA, Inc. (the "Issuer")
          8 Bond Street
          Great Neck, N.Y. 11021

Item 2. Identity and Background

      (a) The name of the person filing this statement: Jonathan Rigbi (the "Reporting Person").

      (b) Address for the Reporting Person: 20 West 64th Street, Apt. 24H, New York, N.Y. 10023.

(c) Principal Business: The Reporting Person is the controller for the Issuer.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the State of Israel and a permanent resident of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      The Reporting Person privately acquired 6,000,000 shares of Common Stock from the Issuer on September 29, 2006 for the purchase price of $0.05 per share, or $300,000 in the aggregate. The source of such purchase price was the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

      The purpose of the acquisition of such 6,000,000 shares by the Reporting Person was capital infusion into the Issuer.

Item 5. Interest in Securities of the Issuer

         (a) The Reporting Person is the beneficial owner of 6,000,000 shares of Common Stock, or approximately 12.7% of the issued and outstanding shares of Common Stock of the Issuer.


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


      (b) The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of the shares of Common Stock of the Issuer currently owned by him.

      (c) Except for the acquisition of the 6,000,000 shares reported herein, neither the Reporting Person nor any person listed in Item 2(a) has effected any transactions in the shares of the Issuer during the past 60 days.

      (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

      (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7. Material to Be Filed as Exhibits

None.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 6, 2006

                                         /s/ Jonathan Rigbi
                                         --------------------------
                                         JONATHAN RIGBI


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